Exhibit 99.1

Ballard Subsidiary Protonex Receives $1.0M Power Manager Order For U.S. Army

VANCOUVER and SOUTHBOROUGH, MA, June 25, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company's subsidiary, Protonex, has received a $1.0 million order for the supply of SPM-622 Squad Power Manager Kits to support U.S. Army brigades deploying overseas.

Ray Summers, Protonex Director of Military Sales said, "The U.S. Army's focus on providing power management solutions for deployed forces shows how power has become just as important as water, food and ammunition in the modern operating environment. Having an SPM-622 Squad Power Manager Kit is like having a multi-tool for power in your rucksack. With such a system, troops can easily scavenge power from any DC source to keep their batteries and devices constantly operational – no matter where they are."

The SPM-622 Squad Power Manager intelligently manages energy between batteries and electronic equipment. It works as an intelligent power harvester and scavenger, an automatic voltage converter, a universal power hub, while also being safe and easy to use. The product is also robust and waterproof, to enable supporting missions in harsh environments with extreme temperatures and no infrastructure.

The Squad Power Manager has proven itself as a mission-essential tactical tool because it reduces a units' battery burden, while increasing up-time and operational effectiveness. SPM-622 supports a wide range of electronic systems, providing a solution for such systems as: medical / prolonged field care; explosive ordinance demolition; unmanned air and ground systems; HF / UHF radios and SATCOM terminals; recon, surveillance and targeting systems; smartphones, tablets and computers.

The SPM-622 Squad Power Manager system is manufactured in Southborough, Massachusetts. Power Management Systems are in operation with United States, NATO, and other Partner Nations forces around the world.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/25/c2454.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919; media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 25-JUN-18